13015131

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 27556

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Summit Equities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Campus Drive
(No. and Street)

Parsippany	New Jersey	07054
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Weinman (973) 285-3670
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/8/13

OATH OR AFFIRMATION

I, Steven Weinman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Summit Equities, Inc., as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

MAUREEN P. BETTIO
NOTARY PUBLIC OF NEW JERSEY
I.D. # 2105604
My Commission Expires 11/7/2017

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SUMMIT EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

SUMMIT EQUITIES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To Summit Equities, Inc.

We have audited the accompanying statement of financial condition of Summit Equities, Inc. (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Summit Equities, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 11, 2013

SUMMIT EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2012

ASSETS		
Cash and cash equivalents	$	3,930,865
Receivable from clearing organization		224,828
Commissions and concessions receivable		2,293,456
Furniture, fixtures and equipment, net		93,164
Prepaid expenses and other assets		484,342
	$	7,026,655
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Payable to clearing organization	$	89,640
Commissions and concessions payable		1,972,835
Deferred advisory fee revenues		172,071
Notes payable to shareholder		104,542
Accounts payable and accrued expenses		829,861
Total liabilities		3,168,949
Stockholders' equity		
Common stock, no par value,		
Class A voting; authorized 1,250 shares; 60.720 issued and 39.250 shares outstanding		7,500
Class B non-voting; authorized 1,250 shares; 166.060 issued and 127.660 shares outstanding		15,178
Additional paid-in capital		1,137,172
Retained earnings		3,634,714
Treasury stock, 21.470 shares of Class A held at cost		(332,320)
Treasury stock, 38.400 shares of Class B held at cost		(604,538)
Total stockholders' equity		3,857,706
	$	7,026,655

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Summit Equities, Inc. (the "Company") is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"), and acts as a securities broker-dealer. The Company is also registered with the Securities and Exchange Commission ("SEC") as an investment adviser and provides advisory services to clients for a fee.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by the board of directors and available for issuance on February 11, 2013. Subsequent events have been evaluated through this date.

Commission and Concession Revenues and Expenses

Commission and concession revenues and expenses are recorded on the trade date. Commission and concession revenues and expenses are earned and incurred, respectively, on Mutual Fund and Variable Product transactions.

Advisory Fees

Advisory fee revenues and expenses are earned or incurred on asset management services. The Company defers revenues and expenses for advisory services provided, and recognizes these deferrals ratably on a monthly basis over the lives of the contracts.

Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost less accumulated depreciation, which is provided on a straight-line basis over their estimated useful lives.

Asset	Estimated Useful Lives	Principal Method
Computer equipment	5 years	Straight-line
Office equipment	5 to 7 years	Straight-line
Furniture and fixtures	7 years	Straight-line
Leasehold improvements	Term of the lease	Straight-line
Software	3 to 5 years	Straight-line

1. Nature of operations and summary of significant accounting policies (continued)

Rent Expense

Rent is charged to operations by amortizing the minimum rent payment over the life of the lease, using the straight-line method.

Income Taxes

The stockholders of the Company have elected to be treated as an "S" corporation under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes since the income or loss of the Company is allocated to the individual stockholders for inclusion in their personal income tax returns. The provision for income taxes represents primarily state and local taxes for the year ended December 31, 2012.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that would reduce stockholders' equity. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2012. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Furniture, fixtures and equipment

Details of furniture, fixtures and equipment as of December 31, 2012 are as follows:

Computer equipment	$	228,540
Office equipment		188,693
Furniture and fixtures		69,362
Leasehold improvements		105,517
Software		1,382
		593,494
Less accumulated depreciation and amortization		500,330
	$	93,164

Depreciation and amortization expense was $67,953 for the year ended December 31, 2012.

3. Capital stock

The relative rights of the two classes of stock are identical except that the Class B stock is non-voting. A buy-back agreement exists, which prohibits transfers of the ownership of the outstanding shares without the written consent of the Company and the other stockholders and provides for the determination of the price of the buy-back of shares from any shareholder. Additionally, the Company has the option to acquire shares of any deceased stockholder.

4. Related party transactions

Beginning June 1, 2001, Summit Risk Management, Inc., and Summit Financial Resources, Inc., affiliates of the Company, agreed to assume a portion of the Company's rental commitment. Beginning April 1, 2012 this agreement was amended whereby, Summit Risk Management, Inc., agreed to pay 31% and Summit Financial Resources, Inc. agreed to pay 3% of the rental commitment on a month-by-month basis. Total related party reimbursements to the Company, for the year ended December 31, 2012, amounted to approximately $46,000 (see Note 7).

Summit Risk Management, Inc. provides the Company with support staff and payroll services for which the Company reimburses Summit Risk Management, Inc. on a monthly basis. Total reimbursements for the year ended December 31, 2012 amounted to approximately $3,925,000, which are included in general and administrative expenses. In addition, Summit Risk Management, Inc. sponsors a defined contribution plan (401(k)) for eligible employees, in which the Company participates. The employees may make voluntary contributions not to exceed the lesser of 100% of salary or the limitations provided for by the Internal Revenue Code. At the discretion of the Company, the Company matches a portion of the participant's contribution, with a maximum match of 6% of the employee's compensation. For the year ended December 31, 2012, the Company elected not to make a contribution.

Total commissions paid to stockholders for the year ended December 31, 2012, included in commission and concession, and advisory fee expense, amounted to approximately $13,574,000.

4. Related party transactions (continued)

On January 4, 2008, the Company signed a promissory note ("2008 Note") for the purchase of 8.935 shares of Class A stock for $90,000. The 2008 Note bears an interest of prime rate plus 1%, adjusted annually on the anniversary of the 2008 Note, but not to exceed 10%. Per the 2008 Note, only interest shall be paid for the first, second and third anniversaries and principal plus interest on the fourth anniversary. Thereafter, eleven consecutive annual principal payments with interest shall be made. The 2008 Note also requires the Company to pay a distribution from profits each year for 7 consecutive years from the date of the 2008 Note.

On June 26, 2009, the Company signed a promissory note ("2009 Note") for the purchase of 1.785 shares of Class A stock for $18,000. The 2009 Note bears an interest of prime rate plus 1%, adjusted annually on the anniversary of the 2009 Note, but not to exceed 10%. Per the 2009 Note, only interest shall be paid on January 4, 2010 and January 4, 2011 and on January 4, 2012 interest plus principal shall be paid. Thereafter, eleven consecutive annual principal payments with interest shall be made. The 2009 Note also requires the Company to pay a distribution from profits each year for 7 consecutive years from the date of the 2009 Note.

Aggregate future required principal payments are approximately as follows:

Year ending December 31

2013	$	6,000
2014		7,000
2015		7,000
2016		8,000
2017		9,000
Thereafter		68,000
	$	105,000

5. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was approximately $2,827,000, which was approximately $2,616,000 in excess of its minimum requirement of approximately $211,000.

6. Deposit with clearing organization

The Company in the aggregate must maintain a minimum balance of $1 million in clearing accounts with their clearing organization, which processes customer transactions. For the year ended December 31, 2012, the Company had an account balance of approximately $1,900,000, which is included in cash and cash equivalents on the statement of financial condition. At December 31, 2012, the Company's escrow deposit was $100,000.

7. Commitments

The Company is obligated under two non-cancelable lease agreements on their office space expiring August 31, 2014. The leases contain escalation clauses based on increased costs incurred by the landlord. Rent income for the year ended December 31, 2012 was approximately $46,000, net of certain related party reimbursed expenses (see Note 4) and administrative reimbursed expenses.

The approximate future minimum annual rental commitments under the terms of the leases, as of December 31, 2012, are approximately as follows:

Year ending December 31

2013	$	948,000
2014		632,000
	$	1,580,000

8. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

9. Off-balance sheet risk

Pursuant to its clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

10. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

11. Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

12. Subsequent event

In March 2013, the Company expects to distribute approximately $500,000 to stockholders.